January 10, 2005
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	McKesson Corporation Form 10-K for the year ended March 31, 2004 File No. 1-13252
Dear Ms. Blye :
     I am responding to your letter of December 28, 2004 to John Hammergren, Chairman, President, and Chief Executive Officer of McKesson Corporation (“McKesson”). In your letter, you state that it appears that McKesson has at least two Iranian subsidiaries — Foremost Iran Corporation and Foremost Tehran, Inc. According to your letter, this statement is based on the disclosure in Schedule 5.11 to the document filed as Exhibit 10.40 to McKesson’s Form 10-K for the fiscal year ended March 31, 2003, and incorporated by reference as Exhibit 10.39 to the Form 10-K for the fiscal year ended March 31, 2004.
     McKesson does not have any subsidiaries in Iran. In the early 1960s, McKesson owned a majority of the shares of Sherkat Sahami Labaniat Pasteurize Pak (“Pak Dairy”) located in Tehran, Iran and managed the company until shortly after the Iranian Revolution in 1979. At the time of the Revolution, McKesson owned a 31% equity interest in Pak Dairy. In the mid-70s, in order to comply with a decree issued by the Iranian Government which limited the equity interest that a non-Iranian corporation could own in an Iranian corporation to ten percent, McKesson incorporated three subsidiaries under California law, Foremost Iran Corporation, Foremost Tehran, Inc. and Foremost Shir, Inc., for the sole purpose of each owning a ten percent interest in Pak Dairy. McKesson owned the other one percent interest in Pak Dairy. During the Revolution, the equity interests in Pak Dairy of all four corporations were expropriated. McKesson has been litigating against the Government of Iran since 1982 in an effort to obtain compensation for its loss. The case is currently pending in the U.S. District Court for the District of Columbia.

     If you have any questions or require additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Ivan D. Meyerson
Ivan D. Meyerson

IDM:rhe

Cc:	J. H. Hammergren
J. C. Campbell